Exhibit 99.1

NEWS RELEASE

January 30, 2008

ARC ENERGY TRUST ANNOUNCES 2007 INCOME TAX INFORMATION

Calgary, January 30, 2008 (AET.UN and ARX — TSX) ARC Energy Trust (“ARC” or “the Trust”) announces its 2007 Income Tax Information to be as follows:

ARC  ENERGY  TRUST  (AET.UN)

2007 INCOME TAX INFORMATION

CANADA REVENUE AGENCY (CRA) ACCOUNT NUMBER T16-4073-86

The following information is intended to assist individual Canadian unitholders (“Unitholders”) of the Trust in the preparation of their 2007 T1 Income Tax Return.

THE INFORMATION CONTAINED HEREIN IS BASED ON ARC ENERGY TRUST’S UNDERSTANDING OF THE INCOME TAX ACT (CANADA) AND THE REGULATIONS THEREUNDER. UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Legal Status of the Trust:

The Trust is subject to Canadian income tax on a similar basis to that of an individual. The Trust has a December 31 year-end and each year the Trust performs an income tax calculation and allocates its taxable income to Unitholders.

Taxation of Cash Distributions:

Trust Units held within an RRSP, RPP, RRIF, RESP or DPSP

No amounts are to be reported for income tax purposes in respect of cash distributions received by a Registered Retirement Savings Plan (“RRSP”), Registered Pension Plan (“RPP”), Registered Retirement Income Fund (“RRIF”), Registered Education Savings Plan (“RESP”) or Deferred Profit Sharing Plan (“DPSP”) or any other such registered plans (collectively referred to as “Deferred Plans”).

Trust Units held outside of a Deferred Plan

For cash distributions received by a Canadian resident individual outside of a Deferred Plan, 97% of the payments are taxable as income, with the remaining 3% being a tax deferred return of capital.  The following table outlines the breakdown of cash distributions per unit paid or payable by the Trust with respect to record dates for the period January 31, 2007 to December 31, 2007 for Canadian Income Tax purposes.

Record Date	Payment Date	Taxable Amount (Box 26 Other Income)	Tax Deferred Amount (Box 42 Return of Capital)	Total Cash Distribution
January 31, 2007	February 15, 2007	$0.1940	$0.0060	$0.20
February 28, 2007	March 15, 2007	$0.1940	$0.0060	$0.20
March 31, 2007	April 16, 2007	$0.1940	$0.0060	$0.20
April 30, 2007	May 15, 2007	$0.1940	$0.0060	$0.20
May 31, 2007	June 15, 2007	$0.1940	$0.0060	$0.20
June 30, 2007	July 16, 2007	$0.1940	$0.0060	$0.20
July 31, 2007	August 15, 2007	$0.1940	$0.0060	$0.20
August 31, 2007	September 17, 2007	$0.1940	$0.0060	$0.20
September 30, 2007	October 15, 2007	$0.1940	$0.0060	$0.20
October 31, 2007	November 15, 2007	$0.1940	$0.0060	$0.20
November 30, 2007	December 17, 2007	$0.1940	$0.0060	$0.20
December 31, 2007	January 15, 2008	$0.1940	$0.0060	$0.20
	Total	$2.3280	$0.0720	$2.40

Unitholders who held their Trust Units outside of a Deferred Plan, through a brokerage firm or other intermediary and received cash distributions during the period, will receive “T3 Supplementary” slips directly from their brokerage firm or intermediary, not from the transfer agent or the Trust.

Registered Unitholders of Trust Units who received cash distributions during the period from the transfer agent, Computershare Trust Company of Canada, will receive “T3 Supplementary” slips directly from Computershare Trust Company of Canada(and not from a brokerage firm or intermediary).  While Computershare Trust Company of Canada will strive to issue these information slips as soon as possible, the deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is March 31, 2008.

Tax upon the disposition of Royalty Trust Units:

The portion of the distributions deemed a return of capital will reduce the Unitholder’s adjusted cost base (“ACB”) of their units. The ACB of the units is required in the calculation of a capital gain or capital loss (assuming the units are capital property of the Unitholder) upon the disposition or deemed disposition of the Trust units. Unitholders should maintain a record of all distributions that are classified as partially or entirely as a return of capital while holding ARC Energy Trust units. For investors in the $10.00 per unit initial public offering in July 1996, the ACB of units still held as at December 31, 2007, is $3.19 per unit taking into account the return of capital of $6.74 in 1996 through to 2006 and $0.07 in 2007.

An Adjusted Cost Base calculator is available on ARC’s website at www.arcenergytrust.com.

ARC ENERGY TRUST

John P. Dielwart,

President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact:

Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600	Fax: (403) 509-6417
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9